SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Allscripts Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01988P108
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 24 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108	SCHEDULE 13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Long Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON HealthCor Long Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D	Page 15 of 24 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654.

Item 2.	IDENTITY AND BACKGROUND.

    (a) This Schedule 13D is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	HealthCor Management, L.P., a Delaware limited partnership (“HealthCor”);

(ii)	HeathCor Associates, LLC, a Delaware limited liability company (“Associates”);

(iii)	HealthCor Offshore Master Fund, L.P., a Cayman Islands limited partnership (“Offshore Fund”);

(iv)	HealthCor Offshore GP, LLC, a Delaware limited liability company (“Offshore GP”);

(v)	HealthCor Hybrid Offshore Master Fund, L.P., a Cayman Islands limited partnership (“Hybrid Fund”);

(vi)	HealthCor Hybrid Offshore GP, LLC, a Delaware limited liability company (“Hybrid GP”);

(vii)	HealthCor Group, LLC, a Delaware limited liability company (“Group”);

(viii)	HealthCor Capital, L.P., a Delaware limited partnership (“Capital”);

(ix)	HealthCor, L.P., a Delaware limited partnership (“HealthCor Fund”);

(x)	HealthCor Long Offshore Master Fund, L.P., a Delaware limited partnership (“Long Fund” and together with Offshore Fund, Hybrid Fund and HealthCor Fund, the “Funds”);

(xi)	HealthCor Long Master GP, LLC, a Delaware limited liability company (“Long GP”);

(xii)	Mr. Arthur Cohen, a managing member of Associates; and

(xiii)	Mr. Joseph Healey, a managing member of Associates.

(b) The principal business address of each of the Reporting Persons, with the exception of Arthur Cohen, is Carnegie Hall Tower, 152 West 57th Street, New York, New York 10019.  The principal business address of Arthur Cohen is 12 South Main Street #203, Norwalk, Connecticut 06854.

CUSIP No. 01988P108	SCHEDULE 13D	Page 16 of 24 Pages

(c) Offshore Fund is a private investment partnership.  Offshore GP serves as the general partner of Offshore Fund and Group serves as the general partner of Offshore GP.  Hybrid Fund is a private investment partnership.  Hybrid GP serves as the general partner of Hybrid Fund and Group is the general partner of Hybrid GP.  HealthCor Fund is a private investment partnership.  Capital serves as the general partner of HealthCor Fund and Group is the general partner of Capital.  Long Fund is a private investment partnership.  Long GP serves as the general partner of Long Fund and Group is the general partner of Long GP.  HealthCor serves as investment manager to the Funds and Associates serves as the general partner of HealthCor.  The principal occupation of each of Messrs. Cohen and Healey is portfolio manager.  Each is a United States citizen.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Information with respect to the jurisdictions of incorporation and, if applicable, citizenship of the Reporting Persons is set forth above.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 10,500,000 shares of Common Stock reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $183,304,508 (including commissions). Such shares of Common Stock were acquired with cash provided by the HealthCor Funds, consisting of capital contributions from investors in the HealthCor Funds and the capital appreciation thereon.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Common Stock because they believe the shares of Common Stock were undervalued and represent an attractive investment opportunity.

The Issuer disclosed in a Form 8-K filing on April 26, 2012 that, following extensive deliberations regarding the leadership of the Issuer, effective as of April 25, 2012, Philip M. Pead’s service as Chairman of the board of directors of the Issuer (the “Board”) terminated and that three additional members of the Board, Catherine M. Burzik, Eugene V. Fife and Edward A. Kangas (collectively, and together with Mr. Pead, the “Eclipsys Directors”), who “did not concur with the consensus of the Board” regarding the leadership of the Issuer resigned as directors, effective as of April 25, 2012 or April 26, 2012, as applicable.  In addition, William J. Davis, the Issuer’s Chief Financial Officer, also resigned on April 22, 2012.

CUSIP No. 01988P108	SCHEDULE 13D	Page 17 of 24 Pages

On April 27, 2012, HealthCor sent a letter to the Board noting the underperformance of the Common Stock over the past five years in comparison to its peers in the healthcare information technology industry and the downgrading of the Common Stock by eleven analysts that morning following the departure of the Eclipsys Directors.  In its letter, HealthCor stated that it believes that the Issuer has great assets, unique capabilities and a significant installed base of customers but urged the Board to ask Glen Tullman, Chief Executive Officer of the Issuer, to resign and to take the proper actions in the interest of maximizing shareholder value.

On May 5, 2012, the Issuer adopted a poison pill to effectively prohibit any person from acquiring 10% or more of the outstanding shares of Common Stock without prior approval by the Board.

On May 7, 2012, HealthCor received a letter from Dennis Chookaszian, the current Chairman of the Board, in response to HealthCor’s April 27 letter.  Mr. Chookaszian agreed that the Issuer's business is fundamentally strong but stated that the Board disagreed with HealthCor’s view on the Issuer’s leadership. Mr. Chookaszian also stated that, following a review of options available for maximizing shareholder value, the Board had expanded the Issuer’s share repurchase program by $200 million.  HealthCor also had a brief telephonic conversation with Mr. Chookaszian regarding the issues raised in HealthCor’s April 27 letter.

On May 15, 2012, HealthCor sent the Board a letter in response to Mr. Chookaszian’s letter dated May 7, 2012.  In its letter, HealthCor again reviewed the recent disappointing financial performance of the Issuer and reiterated its request that the Board ask Mr. Tullman to resign and the Company consider all strategic alternatives available to maximize stockholder value, up to and including a sale of the business.

HealthCor also voiced its concern with the significant amount of time Mr. Tullman spends on non-Issuer related ventures and the likely distraction from Issuer duties caused by this expenditure of time.  HealthCor also questioned Mr. Tullman’s compensation package, under which he was paid materially more than his direct competitors who had overseen an increase in shareholder value as opposed to a loss of shareholder value.

In its letter, HealthCor also criticized the Board’s adoption of the 10% poison pill and argued that adopting the poison pill without shareholder approval and without putting it to a stockholder vote at the upcoming annual meeting is further proof of the Board’s blatant disregard for stockholder rights and concerns.  HealthCor further argued that setting the pill threshold at a low 10%, rather than the more standard 20% level recommended by Institutional Shareholder Services, Inc., is clearly intended to prevent stockholders who might be critical of the Board and the Chief Executive Officer from acquiring a significant position, rather than the Issuer’s mere purported justification of protecting shareholders from "unfair or coercive takeover attempts."  HealthCor urged the Board to take all action necessary to terminate the poison pill as soon as possible.

In its letter, HealthCor also requested that the Board waive the advance notice provision of the Issuer’s bylaws, pursuant to which notice of stockholder nominations for directors at the Issuer’s upcoming 2012 annual meeting (the “2012 Annual Meeting”) were to be received by January 20, 2012 (the “Notice Deadline”).  HealthCor argued that a waiver of the advance notice provision is appropriate because the departure of four of the Issuer’s nine directors following their disagreement regarding the leadership of the Issuer without question constituted a material and dramatic change to the balance of governance of the Issuer that could not have been anticipated by its stockholders prior to the Notice Deadline.  HealthCor further argued that the apparent likelihood of the 2012 Annual Meeting being significantly delayed beyond the anniversary of the Issuer’s 2011 annual meeting is another reason that the Issuer’s arbitrary Notice Deadline should be waived.

CUSIP No. 01988P108	SCHEDULE 13D	Page 18 of 24 Pages

The advance notice provision, if applied in the current circumstance, will deny the Issuer’s stockholders a fair opportunity to nominate director candidates and exercise their voting rights at a critical time of transition in the governance of the Issuer.  HealthCor demanded that the Board announce, by no later than May 25, 2012, that stockholders will have a 10 day window to provide notice to the Issuer of nominees and proposals for the 2012 Annual Meeting.  If the Board fails to make this announcement by such date, HealthCor stated that it will have no choice but to seek other avenues to force change at the Issuer.  If it obtains the right to do so, HealthCor intends to nominate a number of highly qualified candidates for election to the Board.

The Reporting Persons intend to continue to seek to discuss with the Issuer’s board of directors, as well as with other shareholders and other parties, the Issuer’s Board composition, management, strategic alternatives and direction and related matters, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)—(b) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 190,897,721 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 27, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2012 for the period ended March 31, 2011.  At the close of business on May 15, 2012, the Reporting Persons may be deemed to collectively beneficially own 10,500,000 shares of Common Stock, constituting approximately 5.5% of the shares of Common Stock outstanding.

(i)	HealthCor:
	(a)	As of the date hereof, HealthCor may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D	Page 19 of 24 Pages

(ii)	Associates:
	(a)	As of the date hereof, Associates may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(iii)	Offshore Fund:
	(a)	As of the date hereof, Offshore Fund may be deemed the beneficial owner of 6,290,169 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,290,169 shares of Common Stock
(iv)	Offshore GP:
	(a)	As of the date hereof, Offshore GP may be deemed the beneficial owner of 6,290,169 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,290,169 shares of Common Stock
(v)	Hybrid Fund:
	(a)	As of the date hereof, Hybrid Fund may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock
(vi)	Hybrid GP:
	(a)	As of the date hereof, Hybrid GP may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D	Page 20 of 24 Pages

(vii)	Group:
	(a)	As of the date hereof, Group may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(viii)	Capital:
	(a)	As of the date hereof, Capital may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 1.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(ix)	HealthCor Fund:
	(a)	As of the date hereof, HealthCor Fund may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 1.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(x)	Long Fund:
	(a)	As of the date hereof, Long Fund may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock
(xi)	Long GP:
	(a)	As of the date hereof, Long GP may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D	Page 21 of 24 Pages

(xii)	Mr. Cohen:
	(a)	As of the date hereof, Mr. Cohen may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(xiii)	Mr. Healey:
	(a)	As of the date hereof, Mr. Healey may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock

The Funds are the beneficial owners of the shares of Common Stock reported herein.

As the general partner of Offshore Fund, Offshore GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Offshore Fund.  As the general partner of Hybrid Fund, Hybrid GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Hybrid Fund.  As the general partner of HealthCor Fund, Capital and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by HealthCor Fund.  As the general partner of Long Fund, Long GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Long Fund.

As the investment manager of the Funds, HealthCor and its general partner, Associates, may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Funds.

As managers of Associates, Messrs. Cohen and Healey have both voting and investment power with respect to the shares of Common Stock beneficially owned by the Funds, and therefore may also be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by the Funds.

(c) Information concerning transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Exhibit A hereto were effected in open market purchases on the NASDAQ Global Select Market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the share of Common Stock reported herein.

(e) Not applicable.

CUSIP No. 01988P108	SCHEDULE 13D	Page 22 of 24 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Issuer During the Last 60 Days.

CUSIP No. 01988P108	SCHEDULE 13D	Page 23 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2012

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/ s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR CAPITAL, L.P., for itself and as general partner on behalf of HEALTHCOR, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

CUSIP No. 01988P108	SCHEDULE 13D	Page 24 of 24 Pages

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name:	Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name:	Joseph Healey

EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in shares of Common Stock effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Offshore Fund

Trade Date	Amount Purchased (Sold)	Price Per Share (S)
03/15/2012	417,060	17.9556
03/16/2012	147,984	17.9737
03/20/2012	68,833	17.9799
03/21/2012	68,832	17.8067
03/22/2012	137,665	17.5971
03/23/2012	137,664	17.5439
03/27/2012	66,973	17.5655
03/29/2012	68,832	16.695
04/02/2012	20,619	16.57
04/03/2012	69,123	16.7412
04/04/2012	348,926	16.3573
04/05/2012	103,692	16.3389
04/09/2012	102,232	16.0147
04/10/2012	229,596	15.7493
04/11/2012	133,303	15.9549
04/12/2012	190,088	16.1489
04/18/2012	69,116	16.35
04/19/2012	69,123	16.326
04/23/2012	41,161	15.8491
04/24/2012	27,962	15.8484

Hybrid Fund

Trade Date	Amount Purchased (Sold)	Price Per Share (S)
03/15/2012	25,108	17.9556
03/16/2012	8,914	17.9737
03/20/2012	4,144	17.9799
03/21/2012	4,145	17.8067
03/22/2012	8,288	17.5972
03/23/2012	8,289	17.5439
03/27/2012	4,033	17.5655
03/29/2012	4,145	16.695
04/02/2012	13,906	16.57
04/03/2012	4,341	16.7412
04/04/2012	21,909	16.3573
04/05/2012	6,510	16.3389
04/09/2012	6,421	16.0147
04/10/2012	14,416	15.7493
04/11/2012	8,369	15.9549
04/12/2012	11,936	16.1489
04/18/2012	4,343	16.35
04/19/2012	4,341	16.326
04/23/2012	2,584	15.8491
04/24/2012	1,756	15.8484
05/07/2012	54,421	10.7387
05/08/2012	27,088	10.625
05/10/2012	66,625	10.8841
05/14/2012	16,444	11.1031

HealthCor Fund

Trade Date	Amount Purchased (Sold)	Price Per Share (S)
03/15/2012	163,732	17.9556
03/16/2012	58,102	17.9737
03/20/2012	27,023	17.9799
03/21/2012	27,023	17.8067
03/22/2012	54,047	17.5972
03/23/2012	54,047	17.5439
03/27/2012	26,294	17.5655
03/29/2012	27,023	16.695
04/02/2012	(34,525)	16.57
04/03/2012	26,536	16.7412
04/04/2012	133,954	16.3573
04/05/2012	39,806	16.3389
04/09/2012	39,250	16.0147
04/10/2012	88,143	15.7493
04/11/2012	51,173	15.9549
04/12/2012	72,976	16.1489
04/18/2012	26,541	16.35
04/19/2012	26,536	16.326
04/23/2012	15,801	15.8491
04/24/2012	10,736	15.8484
05/07/2012	329,501	10.7387
05/08/2012	163,990	10.625
05/10/2012	403,375	10.8841
05/14/2012	99,556	11.1031

Long Fund

Trade Date	Amount Purchased (Sold)	Price Per Share (S)
03/15/2012	35,300	17.9391
04/03/2012	18,700	16.7412
04/04/2012	36,000	16.3802
04/11/2012	19,100	15.9975
05/11/2012	40,500	11.1133
05/14/2012	22,000	11.1031